Exhibit 99.44

FOR IMMEDIATE RELEASE

MASTRONARDI HOLDINGS LIMITED REDUCES HOLDINGS OF VILLAGE FARMS INTERNATIONAL, INC.

KINGSVILLE, ONTARIO – December 21, 2017 – Mastronardi Holdings Limited (“MHL”) announces that on December 4, 2017 and December 21, 2017 it disposed of 210,600 common shares and 2,275,000 common shares, respectively, of Village Farms International, Inc. (“Village Farms”), representing an aggregate of approximately 5.91% of the issued and outstanding common shares. Immediately prior to the dispositions, MHL owned 7,733,000 common shares representing approximately 18.40% of the issued and outstanding common shares. The dispositions decrease MHL’s position to 5,247,400 common shares, or approximately 12.48% of the issued and outstanding common shares.

The December 4, 2017 disposition occurred in multiple trades through exchange facilities at an average price of Cdn.$5.6781 per common share for an aggregate sale price of Cdn.$1,195,807.86. The December 21, 2017 disposition occurred through exchange facilities at a price of Cdn.$5.35 per common share for an aggregate sale price of Cdn.$12,171,250.00.

MHL disposed of the common shares for investment purposes and may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over common shares through market transactions, private agreements or otherwise.

In connection with the December 21, 2017 disposition, MHL has agreed to a 60 day lock-up period during which MHL and those associated with it will not trade, dispose or deal with any common shares of Village Farms unless the prior written consent of the buyer is obtained by MHL or MHL tenders common shares to an unsolicited take-over bid.

MHL is located at 2100 Road 4 East, Kingsville, Ontario, Canada, N9Y 2E5. For further information, or to obtain a copy of the early warning report to be filed by MHL, please contact Steve Attridge at 519-326-1491. Village Farms is listed on the Toronto Stock Exchange under the symbol “VFF” and its head office is located at 4700 – 80th Street, Delta, British Columbia, Canada, V4K 3N3.

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